UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd

Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other events

Separation Request of Executive Officer and Group President, India RE Business

The Board of Directors (the “Board”) of ReNew Energy Global Plc (“ReNew” or the "Company") has taken note of the separation request of Mr. Mayank Bansal as Executive Officer (Group President, India RE Business) of ReNew. The effective date of Mr. Bansal’s separation from the Company will be 30th April, 2024. Mr. Bansal’s decision to separate is not as a result of any dispute or disagreement with ReNew, its Board or management, or any matters relating to the operations, performance, policies, or practices of ReNew. The Board extends its sincere thanks to Mr. Bansal for his services and wishes him well in his future endeavors.

Mr. Bansal will continue as ReNew’s Executive Officer and Group President, India RE Business until the effective date of his separation. There is no intention currently to appoint a replacement for Mr. Bansal and his responsibilities are being allocated to Mr. Balram Mehta, Mr. Sanjay Varghese (existing Executive Officers) and Mr. Vikram Kapur.

The contents of this Form 6-K are incorporated by reference into the Company’s registration statement on Form F-3, SEC file number 333-259706, filed by the Registrant on October 13, 2022 (as supplemented by any prospectus supplements filed on or prior to the date of this Form 6-K), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 4, 2024	RENEW ENERGY GLOBAL PLC

	By:	/s/ Samir Rai
	Name:	Samir Rai
	Title:	Company Secretary